Ideal Restaurant Group, Inc.
277 North Avenue, Suite 200
New Rochelle, NY 10801

February 4, 2012

Ms. Singleton
Ms. Reich
Mr. Field
Ms. Nguyen
Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ideal Restaurant Group, Inc.
Registration Statement on Form S-1

Dear Ms. Singleton, Ms. Reich, Mr. Field and Ms. Nguyen:

Set forth below are the Company’s responses to written comments provided to the Company by the staff of the Commission (the “Staff”) on February 4, 2013.

Unaudited Financial Statements for Three Months Ended September 30, 2012, page F-12

1. We note your revisions made to the income statement and cash flow statement in response to our prior comment 16. In your future filings, please omit from the income statement the net loss per share data for the cumulative column, Period from Inception (December 22, 2011) to September 30, 2012, as such data is not meaningful.

Response: We confirm that future filings will omit from the income statement the net loss per share data for the cumulative column.

2. We note your inclusion of the statements of stockholders’ equity on page F-15 in response to our prior comment 16. In your future filings, please revise the presentation to distinguish the periods of activity such as, Balance at Inception, December 22, 2011, with the activity through the Balance at June 30, 2012, and with activity for the subsequent interim period through Balance at September 30, 2012. In this regard, your disclosure should reflect transaction activity by accounting period. Please refer to ASC 915-215-45-1 for guidance.

Response: We confirm that future filings will contain revised presentation to distinguish the periods of activity and to reflect transaction activity by accounting period.

We acknowledge that:

1.  The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

2.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Rudolph Southwell
Rudolph Southwell
Principal Executive Officer